XBP Global Holdings, Inc.

6641 N. Belt Line Road, Suite 100

Irving, Texas 75063

(844) 935-2832

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington D.C. 20549

RE:	XBP Global Holdings, Inc.
File No. 333-290237
Registration Statement on Form S-3

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), XBP Global Holdings, Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on September 26, 2025, or as soon thereafter as is practicable.

The Registrant understands that the United States Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed resale of the securities specified in the Registration Statement by the selling stockholders named therein.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Loeb & Loeb LLP, by calling Erik L. Mengwall at (212) 407-4050, or in his absence, Hermione M. Krumm at (212) 407-4062. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Mengwall via email at emengwall@loeb.com.

Sincerely,

XBP Global Holdings, Inc.

By:	/s/ Andrej Jonovic
Andrej Jonovic
Chief Executive Officer

cc:	Erik L. Mengwall, Loeb & Loeb LLP
Hermione M. Krumm, Loeb & Loeb LLP